Exhibit 99.1

Corporate Presentation November 2022 Nasdaq: NRSN 1

Disclaimer 2 This presentation and oral statements made regarding the subject of this presentation contain "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. Forward looking statements made in this presentation include statements about the market for therapeutics targeting neurodegenerative diseases and its opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre - clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views as of the date of the presentation. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20 - F filed with the Securities and Exchange Commission on April 14, 2022. We undertake no obligation or duty to update information contained in these forward looking statements, whether as a result of new information, future events or otherwise. Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only.

NeuroSense is a Leader in Developing Novel Combination Therapies for Highly Debilitating Neurodegenerative Diseases Inspiration Inception Innovation Strong ALS Pre - clinical Results ; Significant ALS novel biomarker data Commenced ALS Phase IIb after successful completion of Phase IIa Patent Granted, 2 Pending; Orphan Designation Granted (FDA & EMA) Novel formulation of approved drugs for multi - targeted approach FDA: 505(b)(2) pathway Pipeline programs for Parkinson's and Alzheimer's 3

An Innovative Approach Gene Therapy Strategy Antisense Molecular Strategy Antibodies Chemical Strategy Small molecules Cell Based Strategy Cell and Gene therapies Combined Therapeutic Strategy Targeting Multiple Pathways ALS Drugs in Trials 4

Successful Combination Strategies in Neurology

Indication	Combination
AD	• Donepezil • Memantine
PD	• Entacapone • levodopa/carbidopa
ALS	• Sodium Phenybuterate • Taurursodiol
SMA	• Onasemnogene • Nusinersen
Epilepsy	• Lamotrigine • Valproate / Carbamazepine

Synergistic MOAs

Or

Improved PK

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NeuroSense Therapeutics

PrimeC leverages **both** strategies


PrimeC
Neuroinflammation
Pri-miRNA
RNA Polymerase
Degradation and Recycling
Micro-RNA Regulation
TDP-43 Aggregates
Pre-miRNA
Mature miRNA
Target mRNA


Passive Diffusion
MDR- mediated efflux
Passive Diffusion
Cytoplasm

PrimeC

Synergistic MOAs

And

Improved PK

6

NeuroSense Therapeutics

7 NeuroSense’s Development Pipeline ALS: Amyotrophic Lateral Sclerosis, AD: Alzheimer's Disease, PD: Parkinson’s Disease • Topline Data Phase IIb Q2 2023 • Initiate Phase III in H2 2023 • Complete Pre - clinical Studies Ahead of Planned Phase I/II • Complete Pre - Clinical Studies Ahead of Phase I/II

8 ALS in Numbers ~24% Growth in Patients by 2040 in the US and EU >80 , 000 ALS Patients in NeuroSense’s planned target market +5 , 000 People are diagnosed with ALS each year (US) ALS is an incurable neurodegenerative disease causing complete paralysis and ultimately death within 2 - 5 years from diagnosis >$1B Annual burden in the US alone 1 2 2 3 1. ALS - Amyotrophic Lateral Sclerosis, Johns Hopkins Medicine 2. Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016 3. Cost of illness for neuromuscular diseases in the United States, Muscle & Nerve, 2013

The People Behind The Numbers Shay: Oct. 2016 9

Current Treatments Show Limited Efficacy Phase 3 Clinical trials in the past 15 years have failed, we believe, due mainly to: A NEW APPROACH WAS NEEDED A Combined Therapeutic Strategy Targeting Multiple Pathways Single Target - Aiming for only one target in complex diseases with multiple mechanisms Current Treatments Three FDA approved drugs, Riluzole, Edaravone and Relyvrio, known to have mild effect on prolonging lifespan or improving patients’ quality of life and independence 10

11 NeuroSense's Lead Candidate: PrimeC Two Compounds - One Potentially Powerful Outcome NeuroSense’s Flagship Treatment A novel formulation , consisting of specific doses of two FDA - approved drugs, Ciprofloxacin & Celecoxib, designed to work synergistically on more than one target : • Regulating microRNA synthesis • Affecting iron accumulation • Reducing neuroinflammation 1. Management estimate $3.2B Annual market potential 1

12 PrimeC – Mechanism of Action PrimeC is a novel formulation of : Celecoxib - an NSAID that inhibits COX - 2 enzyme, reducing inflammatory processes, glutamate excitotoxicity and oxidative stress, among others Ciprofloxacin - a fluoroquinolone family member, inducing Dicer activity, regulating microRNA synthesis and reducing iron accumulation

Pre-Clinical Results in a Key Animal Model



PrimeC improved locomotor and cellular deficits of ALS zebrafish models, indicating a neuroprotective effect [1]

PrimeC treatment:

- ✓ **Improved** motor performance of both SOD1 and TDP-43, widely accepted models, by **84%** and **110%** respectively
- ✓ **Recovered** impaired motor neurons morphology
- ✓ **Recovered** abnormal neuromuscular junction structure
- ✓ **Preserved** the ramified morphology of microglia cells

1. Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020.

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NeuroSense Therapeutics

14 Pre - Clinical Results in Zebrafish, a Key Animal Model for ALS: 1. Improved motor performance 2. Recovered neuronal structure Efficacy of Ciprofloxacin/Celecoxib combination in zebrafish models of amyotrophic lateral sclerosis, Annals of Clinical and Translational Neurology, 2020 *mSOD1 - Mutation in sod1 gene is prevalent in ALS

Phase IIa Trial Design Prof. Vivian Drory Phase IIa NST002: Tel Aviv Sourasky Medical Center Safety Blood test, electrocardiogram (ECG), urea, vital signs, adverse events (AE) Efficacy ALSFRS - R - Revised ALS Functional Rating Scale – 0 - 48 FVC - Forced Vital Capacity Biomarkers Examination of key elements for ALS diagnosis as well as PrimeC mechanism of action NST002 15 patients , 12 months dosing, clinic visit every 3 months, phone visit every 1.5 months 15

* P ooled R esource O pen - A ccess ALS C linical T rials Database All patients completing the trial have opted to continue into an extension study with PrimeC Exploratory Endpoint: PrimeC vs. PRO - ACT* (matched) The trial was conducted with an intermediate formulation and dose PrimeC Reduced the Rate of Decline 16

Phase IIa Clinical Trial: PrimeC intermediate formulation Primary endpoint met, exploratory endpoints showed positive results with PrimeC x Reduced Functional and Respiratory Deterioration x Significant changes in ALS - related biomarkers x Well Tolerated, No Drug Related SAEs 17

18 NST002 ALS Biomarkers: Stage I: Case study experiment: Analysis of ALS pathology – healthy vs ALS blood samples Stage II: NST002 clinical study: Assessing the Effect of PrimeC on Key Biomarkers Stage III: Longitudinal non - treated study: Reinforcing the characterization of NRSN cassette of biomarkers, indirect placebo control

19 Phase IIa NST002 Trial Biomarker Analysis Statistically Significant Results Following Treatment with PrimeC PrimeC’s effect on Biomarkers may lead to: 1. Patient Stratification 2. Precision medicine

20 All measurements of exosome protein are in ng/ml Characterization of Novel ALS Biomarkers in Blood Samples Impaired Autophagy Lysosomal Dysfunction TDP - 43 Accumulation miRNA Dysregulation Iron Accumulation Neuroinflammation

Significantly Alters Key ALS Biomarkers Neuroinflammation TDP - 43 Accumulation Treated: Patients from NRSN Phase IIa clinical trial who received PrimeC Non - treated: Matched patients on standard of care 21

PrimeC’s Mechanism of Action Targets Pertinent ALS Pathways 22

23 PrimeC MoA Elucidation: Proof of Concept Studies in Rodents Results obtained from pharmacokinetically studies in rodents demonstrate the synergistic effect between ciprofloxacin and celecoxib, which induced elevated levels in brain . Pharmacokinetic profiles of ciprofloxacin in mice brain show increased ciprofloxacin levels when combined with celecoxib. **** [F (3,28) = 23.19, p<0.0001] effect for time , ** [F (1,28) = 11.80, p<0.01] effect for treatment 0 2 6 8 10 0 20 30 40 4 Time (h) Concentration (ng/ml) Ciprofloxacin Ciprofloxacin+Celecoxib * *

PrimeC PK Elucidation: Proof of Concept Studies in Humans Results obtained from pharmacokinetically studies in humans demonstrate a synchronized profile of the two components, as a result of PrimeC’s novel formulation 24

PrimeC Leverages Synergistic MoA and improved PK Synergistic MOAs Improved PK AD PD LS MA A S Epi lepsy pa • Taurursodiol • • • • Onasemnogene Nusinersen Lamotrigine Valproate / Carbamazep ine 0 2 • Donepezil • Memantine • E n 10 tacapone • l e v 0 odopa/carbido • Sodium Phenybuterate 20 30 40 4 6 8 Time (h) Concentration (ng/ml) Ciprofloxacin Ciprofloxacin+Celecoxib * * And 25

26 NST003 – Phase IIb Study in ALS Clinical Visit N = 69 2 : 1 0 Months 6 2 4 Clinical Visit Clinical Visit BL Visit A Phase IIb, Randomized, Prospective, Double - Blind, Placebo - Controlled Study, to Evaluate Safety, Tolerability and Efficacy of PrimeC in people with ALS PrimeC PrimeC Only Placebo *OLE - Open Label Extention Double - Blind OLE 12M

NST003 – Endpoints Safety & Tolerability Primary Efficacy Secondary Efficacy x ALSFRS - R x SVC x ALSSQOL - SF x PROMIS 10 x Survival x PROOF x MMT x Advese Events x Vital Signs x ECG x Clinical Lab Evaluations 27

28

Planned Development Timeline

H1 / 2022	H2 / 2022	H1 / 2023	H2 / 2023
Achieved: ✓ **ALS Phase IIb study initiated & enrollment commenced** ✓ **FDA IND Clearance for PrimeC - PK study single dose completed successfully** ✓ **In-life 90-day Toxicology study completed successfully** ✓ **Stage III of ALS biomarker study completed with positive results** ✓ **Alzheimer's biomarker study completed with preliminary positive results** ✓ **Patents granted in the US, Australia and Canada ; Patent allowance in Europe**	• AD Pre-clinical studies completion • PD Pre-clinical studies completion • **Completed multi-dose PK study**	• ALS Phase IIb clinical trial top-line results • ALS End of Phase II meeting	• ALS Phase III clinical trial initiation

PrimeC ALS

CogniC AD

StabiliC PD

NeuroSense Therapeutics

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High Level Gantt



2022
2023
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Discovery
R&D activities (Biomarkers AD / PD)
R&D activities (Biomarkers AD / PD)
90 days Tox Study
PK Batch.
IND Sub.
PK Study
Potential PoC clinical studies for AD and PD
Ph II Batch.
IRB Sub.
ALS PhaseIIb Clinical Trial
PhaseIIb - flexible design, could turn into a **Pivotal study for approval**, pending the changing regulatory environment
Top-Line Results
End of Ph II meeting
Ph III Initiation

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NeuroSense Therapeutics

Intellectual Property Overview 31 Patent / Application # Subject Type Jurisdiction Status Expiry Date US 10,980,780 Methods for Treating ALS using Combinations of Celecoxib and Ciprofloxacin Method for treatment United States Granted June 2038 AU 2018287021 Compositions comprising an anti - inflammatory drug and a dicer activator for use in the treatment of neuronal diseases Combination for use Australia Granted June 2038 CA 3,068,149 Combination for use Canada Granted June 2038 EPO 18753256.9 Combination for use European Patent Office Allowed June 2038 JP 2019 - 571513 Combination for use Japan Pending June 2038 IL 271592 Combination for use Israel Pending June 2038 US 16/623,467 Methods for Treating neurodegenerative disorders using Combinations of Celecoxib and Ciprofloxacin Method for treatment United States Pending June 2038 US 63/257,130 Composition Comprising Ciprofloxacin and Celecoxib Formulation USPTO Provisional October 2042

Experienced Leadership Head of Scientific Program Shiran Zimri, PhD CMO Ferenc Tracik, MD CEO, Board Member Alon Ben - Noon Chairman of the Board Mark Leuchtenberger CFO Or Eisenberg Niva Russek - Blum, PhD VP Discovery & IP Generator VP BD Nedira Salzman Head of Regulatory Affairs Diana Shtossel 32

Scientific Advisory Board Prof. Jeremy Shefner (Chair) • Senior VP at the Barrow Neurological Institute • Chair of the Department of Neurology Dr. Jinsy Andrews • Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University • Director of Neuromuscular Clinical Trials Prof. Merit Cudkowicz • Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS • Professor of Neurology at Harvard Medical School Dr. Jeffery Rosenfeld • Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine • Medical Director of Center for Restorative Neurology at Loma Linda University Prof. Orla Hardiman • Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont • Co - Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS 33

NRSN – Highlights Summary x Novel formulation addresses multiple targets in a synergistic manner x Promising Phase IIa efficacy results x Statistically significant biomarker data which correlates to a meaningful clinical effect x Patents granted and additional IP coverage (valid until 2038) x Funded beyond the expected completion of Phase IIb ALS study x Strong pipeline with short, mid and long term developments in big market indications 34

35 Fun Facts: Management Team 66% of Board members are US based with vast experience in Biotech public companies 50% of NeuroSense Board Members are Women >70% of NeuroSense team are Women

THANK YOU! For more information: www.NeuroSense - tx.com pbz@NeuroSense - tx.com 36